Exhibit 99.1

Danaos Corporation Adds $304 million to Contracted Revenue Backlog and Orders Two Additional Containership Vessels Newbuildings

09/30/2025

ATHENS, Greece. Danaos Corporation (NYSE: DAC), one of the world’s largest independent owners of containerships, announced today that since the date of its last earnings release, it has (i) added $304 million to its contracted revenue backlog and (ii) ordered two additional two newbuilding containerships.

The additions to the contract revenue backlog include (i) approximately $164 million from forward charter fixtures for four existing vessels and (ii) approximately $140 million from charter fixtures for the new two newbuilding orders. each with a five-year charter duration.

The two newbuilding orders comprise of two additional 7,165 TEU container vessels to be built at Dalian Shanhaiguan shipyard in China expected to be delivered during the third quarter of 2027. The vessels are designed with the latest eco characteristics, will be methanol fuel ready, fitted with open loop scrubbers and Alternative Maritime Power (AMP) units, and will be built in accordance with the latest requirements of the International Maritime Organization (IMO) in relation to Tier III emission standards and Energy Efficiency Design Index (EEDI) Phase III.

As a result of the recent activity, total contracted cash operating revenues, on the basis of concluded charter contracts through the date of this release, currently stand at $3.6 billion. The remaining average contracted charter duration is 3.9 years, weighted by aggregate contracted charter hire.

Contracted operating days charter coverage for the container vessel fleet is nearly 100% for 2025 and 90% for 2026, including newbuildings based on their scheduled delivery dates.

As of the date of this press release, the Company now has 18 container vessels under construction with an aggregate capacity of 148,564 TEU, while total pro-forma containership TEU capacity stands at 620,041 TEU. Anticipated vessel deliveries comprise of one newbuilding vessel in the remainder of 2025, three vessels in 2026, 12 vessels in 2027 and two vessels in 2028.

The Company’s CEO, Dr. John Coustas, commented:

“We are very pleased to announce the commissioning of two additional containerships that are at the forefront of new technology. With this new order, Danaos continues to solidify its position as one of the major players in the global containership market and takes yet another step towards fleet modernization.

At the same time, we are also pleased to report the results of our recent chartering activity. With these significant additions to the contracted revenue backlog, we have further improved earnings and cash flow visibility.

We will continue to work to maximize our profitability and create value for our shareholders.”

About Danaos Corporation

Danaos Corporation is one of the largest independent owners of modern, large-size container vessels. Our current fleet of 74 container vessels aggregating 471,477 TEUs and 18 under construction container vessels aggregating 148,564 TEUs ranks Danaos among the largest container vessels charter owners in the world based on total TEU capacity. Danaos has also recently invested in the dry bulk sector with the acquisition of 10 capesize drybulk vessels aggregating 1,760,861 DWT. Our container vessels fleet is chartered to many of the world's largest liner companies on fixed-rate charters. Our long track record of success is predicated on our efficient and rigorous operational standards and environmental controls. Danaos Corporation's shares trade on the New York Stock Exchange under the symbol "DAC".

Visit our website at www.danaos.com